SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number  0-13528

                              PACIFIC CAPITAL BANCORP
               (Exact name of registrant as specified in its charter)

             307 Main Street, Salinas, California 93901  (408) 757-4900
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
             (Title of each class of securities covered by this Form)

                                      None
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X ]          Rule 12h-3(b)(1)(ii)    [  ]
         Rule 12g-4(a)(1)(ii)    [  ]          Rule 12h-3(b)(2)(i)     [  ]
         Rule 12g-4(a)(2)(i)     [  ]          Rule 12h-3(b)(2)(ii)    [  ]
         Rule 12g-4(a)(2)(ii)    [  ]          Rule 15d-6              [  ]
         Rule 12h-3(b)(1)(i)     [  ]

          Approximate number of holders of record as of the certification or notice date: None

          Pursuant to the Agreement and Plan of Reorganization dated
          July 20, 1998 by and between Santa  Barbara Bancorp and
          Pacific Capital Bancorp, each outstanding share of registrant's common stock was converted into 1.935 shares of Santa Barbara Bancorp common stock effective December 30, 1998.

          Pursuant to the requirements of the Securities Exchange Act of 1934 Pacific Capital Bancorp has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

          DATE:  December 31, 1998            BY: /s/ Donald Lafler
                                                  Donald Lafler
                                                  Chief Financial Officer

          Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.